January 24, 2014

H. Roger Schwall, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	North Atlantic Drilling Ltd.

Amendment No. 5 to Registration Statement on Form F-1

File No. 333-185394

Amendment No. 6 to Registration Statement on Form F-4

File No. 333-185395

Dear Mr. Schwall:

Reference is made to the draft confidential registration statement on Form F-1 (the “Original Draft Registration Statement”) of North Atlantic Drilling Ltd. (the “Company”) in connection with the registration of the Company’s common stock, par value $5.00 per share (the “Initial Public Offering”), under the Securities Act of 1933, as amended, (the “Securities Act”) that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on October 26, 2012, including the “wrapper” under cover of Form F-4 relating to the Company’s concurrent exchange offer (the “Exchange Offer”) that was submitted as Exhibit 99.1 to the Original Draft Registration Statement. By letter dated November 23, 2012, the staff of the Commission (the “Staff”) provided the Company with its comments to the Original Draft Registration Statement. The Original Draft Registration Statement was amended by the revised draft registration statement on Form F-1 (the “Registration Statement on Form F-1”) and, per the Staff’s request, the Company converted the Form F-4 wrapper into a standalone draft registration statement on Form F-4 (the “Registration Statement on Form F-4”), which were publicly filed with the Commission via EDGAR on December 12, 2012 (File No. 333-185394 and File No. 333-185395, respectively). By letter dated December 20, 2012, the Staff provided the Company with its comments (the “First Comment Letter”) to the Registration Statement on Form F-1 and the Registration Statement on Form F-4. The first amended registration statement on Form F-1 (the “First Amended Registration Statement on Form F-1”) and the first amended registration statement on Form F-4 (the “First Amended Registration Statement on Form F-4” and together with the First Amended Registration Statement on Form F-1, the “First Amended Registration Statements”), which responded to the Staff’s comments contained in the First Comment Letter, were publicly filed with the Commission via EDGAR on November 8, 2013. By letter dated December 5, 2013, the Staff provided the Company with its comments (the “Second Comment Letter”) to the First

Amended Registration Statements. The second amended registration statement on Form F-1 (the “Second Amended Registration Statement on F-1”) and the second amended registration statement on Form F-4 (the “Second Amended Registration Statement on Form F-4” and together with the Second Amended Registration Statement on Form F-1, the “Second Amended Registration Statements”), which responded to the Staff’s comments contained in the Second Comment Letter, were publicly filed with the Commission via EDGAR on December 13, 2013. By letter dated December 20, 2013, the Staff provided the Company with its comments (the “Third Comment Letter”) to the Second Amended Registration Statements. The third amended registration statement on Form F-1 (the “Third Amended Registration Statement on Form F-1”) and the third amended registration statement on Form F-4 (the “Third Amended Registration Statement on Form F-4” and together with the Third Amended Registration Statement on Form F-1, the “Third Amended Registration Statements”), which responded to the Staff’s comments contained in the Third Comment Letter, were publicly filed with the Commission via EDGAR on January 6, 2014. By teleconference on January 10, 2014, the Staff advised the Company that it had no further comments to the Third Amended Registration Statements. The fourth amended registration statement on Form F-1 (the “Fourth Amended Registration Statement on Form F-1”) and the fourth amended registration statement on Form F-4 (the “Fourth Amended Registration Statement on Form F-4” and together with the Fourth Amended Registration Statement on Form F-1, the “Fourth Amended Registration Statements”), which included recent changes to the Company’s management, the Company’s newly contemplated issuance of senior unsecured notes and certain clarifying changes, including updates for the passage of time, were publicly filed with the Commission via EDGAR on January 14, 2014. On January 15, 2014, in advance of publicly filing the fifth amended registration statements on Form F-1 and Form F-4, the Company provided the Staff via SEC Correspondence with the changes the Company proposed to make to each respective prospectus contained therein, including the Company’s expected price range and certain related information (the “Pricing and Related Information”). The exhibits only registration statement on Form F-4 (the “Fifth Amended Registration Statement on Form F-4”) was publicly filed with the Commission via EDGAR for review on January 17, 2014 solely for the purpose of including Exhibit 99.1. By letter dated January 22, 2014, the Staff provided the Company with its comments (the “Fourth Comment Letter”) to the Pricing and Related Information, the Fourth Amended Registration Statements and the Fifth Amended Registration Statement on Form F-4. On January 23, 2014, the Company provided the Staff via SEC Correspondence with the changes the Company proposed to make to the Company’s registration statements and the each respective prospectus contained therein, in response to the Fourth Comment Letter (the “Proposed Changes”), and on the same date, the Staff provided the Company with its comments (the “Fifth Comment Letter”) to the Proposed Changes.

The fifth amended registration statement on Form F-1 and the sixth amended registration statement on Form F-4 (together, the “Amended Registration Statements”), which respond to the Staff’s comments contained in the Fourth Comment Letter and Fifth Comment Letter, are being publicly filed with the Commission via EDGAR today.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statements (as applicable). The following numbered paragraphs correspond to the numbered paragraphs in the Fourth Comment Letter and Fifth Comment Letter, as indicated.

FOURTH COMMENT LETTER

No. 4 to Form F-1 and Form F-4 filed January 14, 2014 General

1.	As appropriate, please make corresponding changes to both documents.

The Company confirms that has made conforming changes to each of the registration statements.

Liquidity and Capital Resources, page 63 {Form F-1} Proposed Senior Unsecured Notes, page 66 {Form F-1}

2.	We note the new disclosure regarding your planned concurrent offering of senior unsecured notes. To the extent known at this time, indicate the anticipated size of the offering and any material terms. Tell us how you have considered revising the “as adjusted” and “as further adjusted” columns of the Capitalization table to include, rather than exclude, the proceeds of the note offering.

Please see our response to comment No. 2 in the Fifth Comment Letter, below.

Exhibits {Form F-1}

3.	Please re-file the form of underwriting agreement in complete form, including the omitted schedules and exhibits.

The Company advises the Staff that it has re-filed the form of underwriting agreement in complete form, including all schedules and exhibits.

Response dated January 15, 2014

Use of Proceeds, page 43 {Form F-1}

4.	We are unable to reconcile the various amounts that you indicate throughout your filing regarding the total underwriting discounts and commissions and estimated expenses. Please provide detailed disclosure as to how you determined the total amount of underwriting discounts and commissions and estimated expenses, giving specific clarity as to the component amounts making up such total amount. Please also include sufficient information describing what the impact to such component amounts will be, if any, if the underwriters’ overallotment option is exercised, as well as the impacts to the pro forma calculations of assumed increases or decreases in the initial offering price and number of shares to be issued. Provide conforming clarification in your corresponding expense disclosures on pages 138 and 144, when all such information is available to you.

In response to the Staff’s comment, the Company has revised the information referenced above to clarify the calculation of underwriting discounts and commissions and estimated offering expenses, and has provided the requested additional disclosure. In addition, the Company respectfully advises the Staff that total offering expenses are estimated to be approximately $2.3 million, of which the Company has already paid and expensed approximately $1.1 million prior to September 30, 2013. The Company has remaining estimated offering expenses of $1.2 million, which is the figure used in calculating net proceeds.

FIFTH COMMENT LETTER

1.	Please remove the reference to “Joint Bookrunners,” since this information is not required by Item 501 and is not key to an investment decision. We do not object to this information on the back cover.

The Company confirms that it has removed reference to “Joint Bookrunners” on the prospectus cover.

2.	We do not concur with your response to comment 2 of our letter dated January 22, 2014. Either revise the “As Adjusted” and “As Further Adjusted” columns in the Capitalization section to reflect the notes offering or expand the related footnote to indicate, rather than cross-reference, the size of the offering, the status of the offering and the expected use of proceeds of the offering.

In response to the Staff’s comment, the Company has revised its disclosure in footnote (2) of the “Capitalization” table to include the expected size of the Company’s offering of senior unsecured notes, the status of the offering and the expected use of proceeds of the offering. This information is also included in the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources.” In this connection the Company advises the Staff supplementally that the senior unsecured notes are currently being marketed privately. The terms of the notes have not been set, and the Company does not know when the pricing of the notes will take place. Accordingly, the Company has included in the revised footnote to the “Capitalization” table that the notes are being marketed in private transactions, that the terms of the senior unsecured notes, including pricing, have not been set, and that the issuance of the senior unsecured notes is not subject to and not contingent on the closing of this offering. The Company has made conforming changes under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources.”

To the extent the pricing of the notes occurs prior to the pricing of the common shares and results in terms that are material to investors in the Company’s common shares that have not already been disclosed in the Company’s “red herring” prospectus, the Company will include such material terms in a free writing prospectus and in its final prospectus.

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574- 1223, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.